UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Platinum Group Metals Ltd.

(Title of Class of Securities)

72765Q882

(CUSIP Number)

COPY TO:

Joshua Beiser

Senior Investment Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

January 21, 2021

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72765Q601

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
.3	SEC USE ONLY
.4	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,733,275
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 7,733,275
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,733,275
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.71%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on January 10, 2013 (the “Schedule 13D”), as it has been amended from time to time, with respect to the shares of common stock, no par value, of Platinum Group Metals Ltd. (the “Issuer” or “Platinum Group”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended with respect to Schedule A, updating the Executive Officers of LMMH and its beneficial owners.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately following the last paragraph of Item 3.

On January 21, 2021, LMMH sold 3,328,544 Common Shares of the Issuer at a price of US$4.00 per Common Share for gross proceeds (excluding commission) of US$13,314,176.

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

LMMH acquired the Issuer’s securities for investment purposes. LMMH is evaluating additional dispositions of securities of the Issuer, the timing of which (if any) would depend on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors. LMMH intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, market conditions, the Issuer’s performance and prospects, the trading prices of Platinum Group Common Stock, conditions in the industry and general economic conditions. LMMH may maintain its current investment or dispose of some or all of its Platinum Group Common Stock.

Other than as described above, LMMH does not have any current plans or proposals which would relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end-investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

On January 21, 2021, LMIH disposed of 3,328,544 shares. Following the sale, LMMH currently holds 7,733,275 Common Shares representing 10.71% of the 72,209,776 current issued and outstanding Common Shares as disclosed on the Issuer’s latest financial statements.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 7,733,275 Common Shares. LMMH has no shared power to either vote or dispose of the shares.

(c) During the 60 days preceding the date of this report, the Reporting Person sold and purchased the following shares of the Issuer’s Common Shares and Warrants.:

Reporting Person	Date Sold	Quantity	Price Per Share
LMMH	January 21, 2021	3,328,544	US$	4.00

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: January 22, 2021	By:	/s/ Damon Barber
Damon Barber
Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Neeti Bhalla Johnson	Paul Mitrokostas	Christopher L. Peirce
President	Senior Vice President	Senior Vice President and
Citizenship: U.S.A.	Citizenship: U.S.A.	Chief Financial Officer
Citizenship: U.S.A.

Mark C. Touhey	James F. Kelleher	Edward Pena
Vice President and Secretary	Senior Vice President	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Damon Barber	Caury Baily	Michael P. Russell
Vice President	Vice President and	Treasurer
Citizenship: U.S.A.	Assistant Treasurer	Citizenship: U.S.A.
Citizenship: U.S.A.

George S. Ryan	Gwen B. Steele
Vice President	Assistant Treasurer
Citizenship: U.S. A.	Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	Mark C. Touhey Executive Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.

Edward Pena Executive Vice President and Treasurer Citizenship: U.S.A.	Alison B. Erbig Executive Vice President and Comptroller Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Executive Vice President and Secretary Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President Citizenship: U.S.A. James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A. Mark C. Touhey Executive Vice President and Secretary Citizenship: U.S.A.

Anthony G. Martella, Jr. Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Edward Pena Executive Vice President and Treasurer Citizenship: U.S.A.	Alison B. Erbig Executive Vice President and Comptroller Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long	Nancy W. Quan	Francis A. Doyle, III
Chairman of the Board, President and Chief Executive Officer c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Chief Technical and Innovation Officer The Coca-Cola Company c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	President and Chief Executive Officer Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

John P. Manning	Thomas J. May	Myrtle Stephens Potter
Chairman, President and Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & Ireland	Retired Chairman, President and Chief Executive Officer Eversource Energy c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Chief Executive Officer Sumitovant Biopharma Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Martin P. Slark
Ellen A. Rudnick	Angel A. Ruiz	Retired Chief Executive Officer
Senior Advisor, Polsky Center for Entrepreneurship and Innovation, University of Chicago c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Chairman, MediaKind c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Molex LLC c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & United Kingdom

Eric A. Spiegel	William C. Van Faasen	Annette M. Verschuren, O.C.
Retired President and Chief Executive Officer Siemans Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Chairman Emeritus, Blue Cross and Blue Shield of Massachusetts, Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Chair and Chief Executive Officer, NRStor Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: Canada

Joseph L. Hooley
Retired Chairman and former Chief Executive Officer, State Street Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.